FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated March 26, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: March 26, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors enters into Definitive Agreement with Ford for purchase of Jaguar Land Rover

Mumbai, March 26, 2008: Tata Motors today announced that it has entered into a definitive agreement with the Ford Motor Company for the purchase of Jaguar Land Rover, comprising brands, plants and Intellectual Property Rights.

The transfer of ownership to Tata Motors is expected to close by the end of the next quarter, subject to applicable regulatory approvals.

The total amount to be paid in cash by Tata Motors for Jaguar Land Rover upon closing will be approximately US $2.3 billion. At closing, Ford will then contribute up to approximately US $600 million to the Jaguar Land Rover pension plans.

Commenting on the agreement, Chairman of Tata Sons and Tata Motors, Mr. Ratan N. Tata, said, "We are very pleased at the prospect of Jaguar and Land Rover being a significant part of our automotive business. We have enormous respect for the two brands and will endeavour to preserve and build on their heritage and competitiveness, keeping their identities intact. We aim to support their growth, while holding true to our principles of allowing the management and employees to bring their experience and expertise to bear on the growth of the business."

Mr. Alan Mulally, President and CEO of the Ford Motor Company, said, "Jaguar and Land Rover are terrific brands. We are confident that they are leaving our fold with the products, plan and team to continue to thrive under Tata's stewardship. Now, it is time for Ford to concentrate on integrating the Ford brand globally, as we implement our plan to create a strong Ford Motor Company that delivers profitable growth for all."

As part of the transaction, Ford will continue to supply Jaguar Land Rover for differing periods with powertrains, stampings and other vehicle components, in addition to a variety of technologies, such as environmental and platform technologies. Ford also has committed to provide engineering support, including research and development, plus information technology, accounting and other services.

In addition, Ford Motor Credit Company will provide financing for Jaguar and Land Rover dealers and customers during a transitional period, which can vary by market, of up to 12 months.

The parties believe these arrangements will support Jaguar Land Rover's current product plans, while providing Jaguar Land Rover with the freedom to develop its own stand-alone capabilities in the future that will best serve its premium manufacturer requirements.

The parties do not anticipate any significant changes to Jaguar Land Rover employees' terms of employment on completion.

Jaguar Land Rover's employees, trades unions and the UK Government have been kept informed of developments as the sale process progressed and have indicated their support for the agreement.

Founded in 1922, Jaguar has been amongst the premium brands for luxury saloons and sports cars. Since its very first design appeared in 1948, Land Rover has always been universally identified as the ultimate in four-wheel drive vehicles. Jaguar and Land Rover have been under Ford's ownership since 1989 and 2000 respectively. The two together have about 16,000 employees.

About Tata Motors. Tata Motors is India's largest automobile company, with revenues of US$ 7.2 billion in 2006-07. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Tata Motors and Fiat Auto have formed an industrial joint venture in India to manufacture passenger cars, engines and transmissions for the Indian and overseas markets. The company also distributes Fiat-branded cars in India. Tata Motors' international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, a bus and coach manufacturer of Spain in which the company has a 21% stake; a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches; and a joint venture with Thonburi Automotive Assembly Plant Company of Thailand to manufacture and market pickup vehicles in Thailand. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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